OCTOBER 28, 2014

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	América Móvil, S.A.B. de C.V.

Form 20-F for the Year Ended December 31, 2013

Filed April 30, 2014

Form 6-K Filed July 24, 2014

File No. 001-16269

Response to Staff Comment Letter dated September 24, 2014

Dear Mr. Spirgel:

By letter dated September 24, 2014, you provided certain comments on the annual report on Form 20-F of América Móvil, S.A.B. de C.V. (“AMX” or “we”) for the year ended December 31, 2013 (the “2013 Form 20-F”) and to the Form 6-K we furnished to the Securities and Exchange Commission on July 24, 2014 (the “July Form 6-K”). This letter sets forth our responses to these comments. For your convenience, we have reproduced below the comments in italics and have provided responses immediately below each comment. Any capitalized term that is used herein but not defined herein has the meaning assigned to it in the 2013 Form 20-F.

Termination of Concessions, page 47

Reversible Assets, page 57

Comment:

1.	Please tell us, and if material, disclose in future filings, how you are accounting for the telecommunications and concessionaire’s assets that will revert to the Mexican and Brazilian governments upon the expiration of the concessions. Refer to your basis in the accounting literature including IFRIC 12. In addition, please tell us the residual value of such assets as of December 31, 2013.

Response:

We follow International Accounting Standard No. 16 Property, Plant and Equipment (IAS 16) in accounting for the assets of our telecommunication concessionaires. We evaluated Interpretation No. 12 Service Concession Arrangements (IFRIC 12) and concluded that these concessions are outside of the scope of IFRIC 12 and therefore that IFRIC 12 does not apply to our concessions in Mexico and Brazil. In each of Mexico and Brazil, each concessionaire is expected over the life of the concession to derive, the majority of its revenues from services that the grantors of our concessions do not control or regulate in terms of what services we must provide, to whom those services must be provided and at what price they must be provided. For that reason, under paragraph 5(a) of IFRIC 12, the interpretation guidance provided by IFRIC 12 does not apply to our operations in Mexico or Brazil. The net carrying values of our telecommunications and concessionaires’ assets, as of December 31, 2013, are disclosed in Note 21 (Segments) of our consolidated financial statements.

Operating revenues, pages 66 and 68

Segment results of operations, page 70

Comment:

2.	We note that you derive more than 10% of your revenues from sales of equipment and other accessories which, along with mobile data service revenues, drove most of your revenue growth and offset the decline in your other revenue streams. Please discuss the impact of pricing and sales volume of higher priced smartphone (albeit subsidized) on consolidated and segment equipment sales and other accessories for all periods presented.

Response:

As noted by the Staff, an increase in sales of equipment, accessories, computers and other services contributed to the growth of our revenue during 2013. Sales of equipment, including a larger number of smartphones, were one component of that growth. As discussed on page 64 of our 2013 Form 20-F, changes in revenue from sales of equipment are driven primarily by the number of new subscribers we acquire. These new subscribers generally purchase a new handset, contributing to the volume of equipment sold and to increased revenue from sales of equipment. Increases in revenue from the sale of equipment are also driven by the increase, from year to year, of the average unit price of the equipment we sell to distributors. The increase in such average price of equipment is principally due to the fact that the prices we charge for smartphones and tablets are higher than the prices for conventional handsets, and smartphones and tablets are becoming a larger percentage of the equipment we sell, as compared to conventional handsets. These trends are reflected both on a consolidated basis and for each of our segments.

In future annual reports on Form 20-F, the face of our consolidated statement of comprehensive income will show separately (a) revenue from the sale of equipment, accessories and computers and (b) revenue from other services, such as our yellow pages, call-center services and publishing businesses. In our discussion of results of operations in Item 5, we will also discuss performance separately for each category of revenue.

Comment:

3.	We note a significant increase in your provision for contingencies during 2013 compared with 2012 per your disclosure on F-63. Please state the reasons for the increase and how it affected consolidated and segment operating costs and expenses.

Response:

The increase in our provision for contingencies during 2013 compared with 2012 was principally related to three factors. First, commercial disputes with other telecommunications operators in Mexico’s segment resulted in a charge to income and an increase in the provision by Ps.2.5 billion. Second, various adverse litigation results in Brazil’s segment resulted in an increase in tax contingencies by Ps.6.1 billion. Finally, our other segments throughout Latin America also had contingencies increase during 2013 by a total of Ps.3.8 billion, as a result of tax, labor and other civil contingencies.

Liquidity and Capital Resources, page 80

Comment:

4.	Please provide the substance of your disclosure on page 31 concerning satellite networks, including the timing and amount of your expected investment.

Response:

We disclosed our budgeted capital expenditures for 2014 on page 80 of our 2013 Form 20-F. We do not believe our capital expenditure on satellite networks is sufficiently material to justify separate disclosure within that budgeted amount in the Liquidity and Capital Resources discussion. Our Brazilian subsidiaries, Embratel and Star One, are our only subsidiaries that own or operate satellites, and the total value of their satellite network represented only 1.0% of our net property, plant and equipment as of December 31, 2013. For the years 2013 and 2012, capital expenditure on their satellite network represented 1.5% and 1.6% of our total capital expenditure for such years, respectively.

The precise timing and amount of future investment in satellites depend on the growth of the Pay TV market in Brazil and throughout Latin America. In any case, future expenditures are not expected to be material to our consolidated funding requirements. For these reasons, we do not believe it is necessary to include specific estimates as to timing and amount of our expected investment in satellite networks in this section.

Impairment in the value of long-lived assets, page F-19

Comment:

5.	We note that value in use for cash-generating units is determined by discounting estimated future cash flows, applying a discount rate after taxes. Tell us how you comply with BCZ84 of IAS 36 that states “IASC decided to require an enterprise to determine value in use by using pre-tax future cash flows and, hence, a pre-tax discount rate.”

Response:

The Company acknowledges that BCZ84 of IAS 36 indicates that the “IASC decided to require an enterprise to determine value in use by using pre-tax future cash flows and, hence, a pre-tax discount rate.”

The Company used a post-tax discount rate in its value in use computations, and it considered tax effects using the statutory tax rate for each cash generating unit given the complexity of estimating a weighted average cost of capital (WACC) before taxes. In accordance with IAS 36 BCZ 81 - 85, the resulting value for the valuations subject could be the same regardless of whether pre-tax or after-tax income is used, as long as the discount rate is consistent with the aforementioned and the after-tax cash flows. We have subsequently prepared a pre-tax calculation, and an excess (“cushion”) existed at December 31, 2013 for each of the Company’s cash-generating-units, just as it did using the post-tax methodology.

Considering this analysis, the Company has concluded that no impairment would have existed if pre-tax future cash flows and a pre-tax discount rate had been considered in its IAS 36 value in use computations. The Company intends to revise its analysis in future periods using pre-tax discount rates and to modify disclosures accordingly for all periods at that time.

8. Property, Plant and Equipment, net – page F-41

Comment:

6.	Tell us your consideration of your satellite investment cost as a separate class of property apart from your combined (terrestrial) telephonic plant on page F-41. Additionally, disclose its applicable depreciation rate and contractual life on page F-18. Refer to paragraphs 73 and 74 of IAS 16.

Response:

We do not believe that our satellite network assets constitute a distinct class of property, plant and equipment and instead include them in the “telephonic plant in operation and equipment” class of property, plant and equipment. We determine our asset groupings based upon paragraph 37 of IAS 16, which defines a class of property, plant and equipment as “a grouping of assets of a similar nature and use in an entity’s operations.” All of our equipment and fixed assets used to provide telecommunications services, including our satellite network assets, are included in the “telephonic plant in operation and equipment” class of property, plant and equipment, because they are of a similar nature and use in our operations. Specifically, our satellite network assets provide our customers with television, data, internet, telephony and other telecommunications services, which is similar in nature to the use of our other equipment and fixed assets classified as “telephonic plant in operation and equipment.”

Our satellite network assets have a deprecation rate of 8.3% and contractual lives ranging from 12 years to 15 years. However, as previously noted in our response to comment 4 above, the total value of our subsidiaries’ satellite network represented only 1.0% of our net property, plant and equipment as of December 31, 2013, and our satellite network investment cost, as measured by capital expenditure, for the years 2013 and 2012 represented 1.5% and 1.6% of our total capital expenditure for such years, respectively. We believe this cost is not sufficiently material to justify disclosure of satellite depreciation rates and contractual life on page F-18 of our 2013 Form 20-F.

COFECO/IFT- Monopolistic practices investigation, page F-75

Comment:

7.	As disclosed, you have not established a provision in the accompanying financial statements for loss arising from the subject contingencies since the financial effects of any final findings could be complex and difficult to predict. However, we note on page 52, that on April 2012, Cofetel published an agreement establishing requirements, including tariffs among others, which Telmex believes “could have an adverse impact on its revenues and results of operations.” We further understand that Telmex and Telnor have filed a petition for relief, which in itself does not appear to constitute a petition for reconsideration or further challenge to Cofetel’s findings. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (a) explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure and (b) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Refer to paragraph 25 of IAS 37.

Response:

The procedures that we undertake to develop a range of reasonably possible loss includes consideration of all the information available as of the date of our financial statements, including the analysis of the opinion of legal experts, such as internal and external legal advisors or consultants, periodic meetings between the corporate and subsidiary legal counsels to review the changes in the regulatory investigations or legal proceedings and evaluate the status of such proceedings, and a determination of the probability that any obligation could result in an outflow of cash. This evaluation takes into consideration the Company’s past experiences, analysis of prior judicial decisions in matters in which we have been involved, rulings of a similar nature in our industry and the procedural stage of such proceedings within the administrative or judicial system.

We note that the investigations into Telmex’s and Telnor’s alleged substantial market power discussed in the second full paragraph on page 52 of our Form 2013 20-F are distinct from the investigations into Telmex’s and Telnor’s alleged monopolistic practices discussed on page F-75. With respect to the investigations into Telmex’s and Telnor’s alleged substantial market power disclosed on page 52, the Company determined that the possibility of an outflow of resources is remote. These investigations were therefore not disclosed as contingent liabilities in the footnotes to our consolidated financial statements. We determined that the possibility of an outflow of resources as a result of these investigations is remote because, as of the date of the filing of our Form 2013 20-F, none of these investigations was expected to result in monetary fines, and all of the obligations that had been imposed, or that were expected to be imposed, related to future tariffs, quality of service and information requirements.

With respect to the three investigations into Telmex’s and Telnor’s alleged monopolistic practices, no provision was made in the financial statement for loss arising from these contingencies because we determined that any potential outflow of resources was not probable. We did not provide an estimate of the reasonably possible range of loss because, based on the procedures discussed above, a number of factors impeded our ability to do so. In particular, as described on page F-75 of our 2013 Form 20-F, it is impossible to predict with any confidence how these investigations will be finally resolved. For each of the three determinations, Telmex and Telnor have filed appeals for relief (juicio de amparo indirecto) with a district court judge and such appeals are pending decisions. If such appeals for relief are granted, the IFT could be ordered to dismiss the determinations of such investigations, including any contemplated fines, and recommence the investigations. If such appeals for relief are denied and fines are re-imposed, we would have recourse to new appeals for relief (juicio de amparo directo) to contest any such fines.

Another factor in our inability to estimate the reasonable possible range of losses for these investigations is that the district court judges in the appeals for relief (juicio de amparo indirecto) could find that the investigations have been superseded by the IFT’s determination that Telmex and Telnor are part of an “economic interest group” that constitutes a “preponderant economic agent” in the telecommunications market. As described on page 51 of our 2013 Form 20-F, at the time of filing, we expected that this would be the case with many of the regulatory proceedings pending against us and our operating subsidiaries. Any such finding would effectively terminate the monopolistic practices investigations.

Because the principal factors causing our inability to estimate the reasonable possible range of losses for these investigations are related to the complicated and unpredictable nature of the legal and regulatory process in Mexico, we would expect these factors to be alleviated, in part, upon receiving decisions on our appeals for relief from the relevant district court judges. Nevertheless, even at that point we may not be able to provide reliable estimates, because, as described above, depending on the outcomes, the IFT may be able to recommence any investigation and we may have further options for appeal.

23. Subsequent Events, page F-95

Comment:

8.	Please describe the expected consequences of the IFT resolution determining that you and your subsidiaries constitute the “preponderant economic agent in the telecommunications market” and what your available options are.

Response:

As of the date of the filing of our 2013 Form 20-F, Note 23 to the financial statements contained a materially complete description of the expected consequences of the IFT resolution determining that we, together with several other entities, constituted the preponderant economic agent in the telecommunications market in Mexico, as well as the options available to us at that time. As of the date of filing our 2013 Form 20-F, many of the potential effects of the IFT resolution, as well as options that might become available to us, were substantially dependent on events that had not yet occurred, such as the enactment of legislation that implemented several constitutional amendments related to reforms of the Mexican telecommunications industry, and therefore could not have been described in more detail than was provided.

In addition to the discussion of the IFT resolution in Note 23 to the financial statements, we respectfully refer the Staff to the discussion of the IFT resolution in the body of our 2013 Form 20-F, specifically:

•	page 5 (Risk Factors—New Legal Framework for the Regulation of Telecommunications Services in Mexico),

•	pages 17 and 18 (General—Recent Developments—Mexican Telecommunications Reforms),

•	page 46 (Regulation—Mexico—Mobile Rates),

•	pages 47 and 48 (Regulation—Mexico—Concessions—Migration of Concessions),

•	pages 49 through 51 (Regulation—Mexico—Asymmetric Regulation of the Preponderant Economic Agent) and

•	page 53 (Regulation—Mexico—Mexican Regulatory Proceedings—IFT Determination-Preponderant Economic Agent).

There have been additional developments related to the IFT resolution subsequent to the filing of our 2013 Form 20-F and we expect those developments to continue. We will describe all these developments in our annual report on Form 20-F for the year ended December 31, 2014.

Form 6-K filed July 24, 2014

Comment:

9.	Please tell us and disclose how your cash and securities increased 95% to 94,127 million pesos for the period ended June 30, 2014. In this regard, we noted you had no related disclosures concerning additional debt, equity or divestitures.

Response:

The 95.4% increase in our cash and securities during the six-month period ended June 30, 2014 was principally the result of (i) the incurrence of new debt indebtedness in order to pay down a portion of our existing obligations, such as the tender offer for Telekom Austria shares and debt maturities, both in the second half of the year; (ii) the sale of our interests in associated companies, such as KPN; and (iii) the cash flows generated by our operating activities during the period. These increases in cash and securities were partially offset by cash expenditures on share repurchases and contributions to pension obligations.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2013 Form 20-F and the July Form 6-K; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2013 Form 20-F or the July Form 6-K; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +52 55 2581 3700 or Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2414.

Sincerely,

/s/ Carlos José García Moreno Elizondo
Carlos José García Moreno Elizondo
Chief Financial Officer

Cc:	Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP